Exhibit 99.4

JOINT FILING AGREEMENT

The undersigned hereby agree that this Statement on Schedule 13D with respect to the Common Shares of Lionsgate Studios Corp. dated as of May 8, 2025, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: May 8, 2025

MHR INSTITUTIONAL PARTNERS III LP

By: /s/ Janet Yeung
    Name: Janet Yeung
    Title: Authorized Signatory

MHR INSTITUTIONAL ADVISORS III LLC

By: /s/ Janet Yeung
    Name: Janet Yeung
    Title: Authorized Signatory

MHR FUND MANAGEMENT LLC

By: /s/ Janet Yeung
    Name: Janet Yeung
    Title: Authorized Signatory

MHR HOLDINGS LLC

By: /s/ Janet Yeung
    Name: Janet Yeung
    Title: Authorized Signatory

MARK H. RACHESKY, M.D.

By: /s/ Janet Yeung, Attorney in Fact